July 17, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Lauren Hamilton and Mr. Christopher Bellacicco, Esq.

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)

 File No. 333-239005

Dear Ms. Hamilton and Mr. Bellacicco:

This letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in two separate phone calls on June 25, 2020 and June 30, 2020 with respect to Registrant’s Registration Statement on Form N-14 filed on June 8, 2020 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of:

• T. Rowe Price Institutional International Core Equity Fund into T. Rowe Price Overseas Stock Fund; and

• T. Rowe Price Institutional International Growth Equity Fund into T. Rowe Price International Stock Fund (each, a “Reorganization” and together, the “Reorganizations”).

Your comments and our responses are set forth below:

1. Comment: We note that the filing lacks auditor consents which are required to complete the filing under Rule 488. Please promptly file a delaying amendment and a pre-effective amendment to accelerate effectiveness.

Response: We filed a delaying amendment with a filing date of July 10, 2020. We intend to file an amendment to the Registration Statement and will include the auditor’s consent for each fund as an exhibit. At that time, we also intend to file a request for acceleration for the amendment to be declared effective on July 24, 2020, or as soon as practicable thereafter.

2. Comment: Please put the statement “We are not asking you for a proxy and you are not requested to send us a proxy.” in bold as required by Item 2 of Schedule 14C, which Item 7(b) of Form N-14 incorporates.

Response: We will make the requested update in the amendment to the Registration Statement.

3. Comment: At the time of review, semi-annual financial statements were not available on EDGAR. We will need the semiannual financial statements in order for the Registration Statement to become effective.

Response: We confirm that the semi-annual financial statements dated April 30, 2020 for the funds are currently available on EDGAR and will also be incorporated into the amendment to the Registration Statement.

4. Comment: Hyperlinks for the documents listed to be incorporated by reference did not show up on Edgar. Please include hyperlinks to any documents incorporated by reference.

Response: We will hyperlink those documents incorporated by reference in the amendment to the Registration Statement.

5. Comment: Please clarify whether the reorganizations are contingent upon each other. Please confirm and disclose whether one reorganization can go through without the other.

Response: We confirm that that the Reorganizations are not contingent upon each other and will add the following statement to the amendment to the Registration Statement:

“Each Reorganization is a separate transaction and is not contingent upon the other Reorganization and one may be consummated without the other.”

6. Comment: Under the section titled “What are the investment objectives and policies of the Acquiring Funds and the Institutional Funds?”, please discuss and highlight any differences between each Institutional Fund and its respective Acquiring Fund.

Response: We will update the second and third paragraphs of the section in the amendment to the Registration Statement with the following revisions as underlined:

Each Acquiring Fund and its corresponding Institutional Fund have substantially similar investment programs. The Institutional International Core Equity Fund and its Acquiring Fund, the Overseas Stock Fund, expect to invest significantly outside the U.S. and to diversify broadly among developed markets and, to a lesser extent, emerging market countries throughout the world. Both Funds normally invests at least 80% of its net assets (including any borrowings for investment purposes) in non-U.S. stocks and at least 65% of its net assets in stocks of large-cap companies. Both Funds take a core approach to investing, which provides some exposure to both growth and value styles of investing. However, the Institutional International Core Equity Fund may at times invest significantly in certain sectors, such as the financials sector.

The Institutional International Growth Equity Fund and its Acquiring Fund, the International Stock Fund, expect to primarily invest in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. Normally, at least 80% of each Fund’s net assets (including any borrowings for investment purposes) will be invested in stocks. The Acquiring Fund normally invests in at least five countries and may purchase the stocks of companies of any size, but its focus will typically be on large companies. The Institutional Fund may invest in any number of countries and purchase the stocks of companies of any size, but its focus will typically be on large companies and, to a lesser extent, medium-sized companies. Security selection for both Funds reflect a growth style.

7. Comment: Under the section titled “Will the Reorganizations result in higher fund expenses,” in the first paragraph under the tables, please clarify the first sentence.

Response: We will revise the sentence in the amendment to the Registration Statement to state “The Institutional International Core Equity Fund pays a management fee of 0.65% and the Institutional International Growth Equity Fund pays a management fee of 0.70% to T. Rowe Price based on the fund’s average daily net assets.”

8. Comment: Please provide the information on the permanent fee waiver and related recoupment provision in the footnotes to the Fees and Expenses tables for both Reorganizations (as provided in the section titled “Will the Reorganizations result in higher fund expenses?”) or explain why they should not be included.

Response: The permanent fee waiver and related recoupment provisions are not provided in the footnotes because the management fees for each of the Acquiring Funds are currently lower than the limit applicable to each Acquiring Fund. The permanent fee waiver for the Overseas Stock Fund limits the management fee rate to 0.65%. However, the current management fee rate for the Overseas Stock Fund is 0.64% and the permanent fee waiver is; therefore, not triggered. The permanent fee waiver for the International Stock Fund limits the management fee rate to 0.70%. However, the current management fee rate for the International Stock Fund is 0.64% and the permanent fee waiver is; therefore, not triggered. We believe that Item 3 of Form N-1A which is incorporated by Item 5(a) of Form N-14 requires information in the fee table if there are expense reimbursement or fee waiver arrangements that will reduce any fund operating expenses for no less than one year from the effective date of the fund’s registration statement. As the fee waiver arrangements currently do not result in a reduction of either Acquiring Fund’s operating expenses, we have not included the information in the footnotes in accordance with general instruction 3(b) of Form N-1A which provides that Items 2 through 9 may not include disclosure other than that required or permitted by those items.

9. Comment: If the funds or any related companies pay financial intermediaries for the sale of fund shares for related services, please include the statement required by Item 8(a) of Form N-1A of which Item 5(a) of Form N-14 requires.

Response: We will include the requested statement in the section titled “What are the Funds’ policies for purchasing, redeeming, exchanging, and pricing shares?” in the amendment to the Registration Statement.

10. Comment: Under the section titled “Reasons for the Reorganizations,” please clarify whether the decision by the board was unanimous. If not unanimous, please disclose any dissenting directors and discuss their reason for any opposition.

Response: We confirm that the decision by the board was unanimous and will update the language in the amendment to the Registration Statement to reflect such unanimous decision.

11. Comment: Under the section titled “Tax considerations” on page 18, please disclose the dollar amounts and related expiration dates of the capital loss carryforwards as of the most recent practicable dates (i.e., semi-annual dates).

Response: The section will be updated with the requested information in the amendment to the Registration Statement.

12. Comment: Under the same section on page 18, please include an estimate of the percentage of the respective Institutional Funds’ portfolios that are expected to be sold as a result of the reorganization.

Response: The section will be updated with the requested information in the amendment to the Registration Statement.

13. Comment: Please revise the capitalization tables on pages 21 and 22 to be dated within 30 days of the filing date and include a footnote detailing any share adjustments for both Reorganizations.

Response: We do not believe that Item 4 of Form N-14 requires the pro forma capitalization to be dated within 30 days of the filing of the Registration Statement. We prepared the pro forma capitalization tables as of April 30, 2020, the last semi-annual period for which financial statements are available. Although Item 14 of Form N-14 provides that pro forma financial statements need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within 30 days prior to the date of filing of the Registration Statement, we do not believe that the 30 day requirement in Item 14 relates to the pro forma capitalization. We believe the April 30, 2020 presentation complies with the Form requirements in all respects. However, at the request of the staff, we will update the capitalization table to a more current period.

14. Comment: Please double check the shares outstanding amounts for the Advisor Class and Z Class under both tables.

Response: We will update the table as noted above under comment 13.

15. Comment: Please note that the financial highlights for the semi-annual period ended April 30, 2020 must be completed prior to effectiveness.

Response: We will include the financial highlights for the semi-annual period ended April 30, 2020 in the amendment to the Registration Statement.

16. Comment: Under the section titled “Comparison of investment objectives, policies and restrictions” on page 29, please disclose whether the investment objectives can change without shareholder approval as required under Item 9(a) of Form N-1A and incorporated under Item 5(a) of Form N-14.

Response: We will include in the amendment to the Registration Statement the following statement in this section:

“The investment objective is a fundamental policy and shareholder approval is required to substantially change it.”

17. Comment: Please provide the required information under the section “Who are the principal holders of each Fund’s shares?”

Response: We will complete the required information under this section in the amendment to the Registration Statement.

18. Comment: The staff notes that the disclosures on pages 2, 15, and 42, indicate that the expenses incurred in executing the Reorganizations, including all direct and indirect expenses, will be paid by the funds and their shareholders since each Reorganization is expected to benefit the funds. Please reconcile the discrepancy among that language and the language included in the expenses section under each Agreement and Plan of Reorganization for each Reorganization.

Response: Section 6 of the Agreement and Plan of Reorganization for each Reorganization will be revised as follows:

“Each of the Acquiring Fund and the Acquired Fund shall be responsible for its own expenses (including legal, audit, printing and mailing, brokerage commissions and other transaction costs, taxes, and nonrecurring extraordinary items) incurred in connection with the carrying-out of this Agreement.”

19. Comment: Please confirm the dates of the statements under the section titled “Pro Forma Financial Information”.

Response: We will update the dates (as applicable) in the amendment to the Registration Statement.

If you have any questions or further comments, please contact the undersigned at (443) 547-4719.

Sincerely,

/s/ Sara Pak

Sara Pak

Vice President and Senior Legal Counsel

T. Rowe Price Associates, Inc.